

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Daniel J. McClory
Executive Chairman
Brera Holdings Limited
IFSC
25-28 North Wall Quay
Dublin 1
D01 H104
Ireland

> **Re: Brera Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 3, 2022**
> **CIK No. 0001939965**

Dear Mr. McClory:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Government Regulation and Being a Public Company
The requirements of being a public company may strain our resources., page 19

1. We note your disclosure that "[t]he Exchange Act requires that our company file annual, quarterly, and current reports with respect to our businesses, financial condition, and results of operations." Elsewhere, you describe the exceptions available to you as a Foreign Private Issuer, including that you "will not be required to issue quarterly reports."

Please revise your disclosure to reconcile the discrepancy and clearly indicate the applicable reporting requirements.

Cautionary Statement Regarding Forward-Looking Statements, page 33

2. We note your disclosure that "while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements." Please delete or revise this disclosure, as it is inappropriate to disclaim responsibility for the information you choose to provide in your prospectus.

Use of Proceeds, page 34

3. We note your disclosure regarding the use of 40% of the net proceeds from the offering for the acquisition and management of new football clubs. Please give a brief description of the clubs you intend to acquire and information on the status of such acquisitions. See Form 20-F, Item 3(C)(3).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

4. We note your disclosure that you "believe the FENIX Trophy will significantly support [y]our social-impact football value proposition." Please expand your disclosure to describe the correlation between the FENIX Trophy and the value of social-impact football.

5. We note that you have entered into a loan with your shareholder with a remaining balance of €20,000. To provide additional context for investors, discuss your ability to repay such indebtedness given the September 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

6. Please disclose the private placement exemptions used to issue securities to your founders, as discussed on page 40, and to the "investors," as discussed in the section "Private Placement" on page 41. Please name the persons or category of persons who received the shares described in the section "Private Placement" on page 41. Refer to Item 7 of Form F-1.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 47

7. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your accounts payable, long-term debt, or accrued expense balances.

Expand your disclosure to describe how you are funding these additional costs.

Brera Holdings Financial Statements
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020
Note 1 - General information and reorganization transactions, page F-7

8. We note from your disclosure that a series of contractual arrangements between the KAP and the Company in 2020 and 2021 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements resulting in the consolidated financial statements being prepared as if the existing corporate structure had been in existence throughout all periods. Please provide us with the detailed discussion of these contractual arrangements and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please tell us how this relates to the disclosure regarding the acquisition of Brera Milano on F-9.

General

9. We note your disclosure that following the offering "[y]our founders will retain controlling voting power in the Company" and "the ability to control the outcome of most matters requiring shareholder approval." If true, disclose on the prospectus cover page, in the prospectus summary and elsewhere as appropriate that you will be a "controlled company" under exchange listing rules after the offering, describe the corporate governance exemptions available to you and whether you plan to rely on such exemptions, and include a risk factor regarding the risks to investors of being a controlled company. In addition, please disclose on the prospectus cover page the percentage ownership of your founders after the offering and state that they will continue to control all decisions to be made by stockholders.

10. We note the Class A Ordinary Shares are convertible into Class B Ordinary Shares. Please revise to clarify the terms under which such conversions are permissible or required (*e.g.,* upon demand by the company, at the holder's discretion, etc.).

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua